Exhibit 99.1

Classificação da Informação: RESTRITA July 2022 From BIDI to INTR Timeline & FAQs

Inter's Corporate Reorganization Timetable

BIDI3, BIDI4, BIDI11 (B3)

INTR (Nasdaq) + **INBR31** (B3)

2022

- **April 15** — Inter announced the structure of the reorganization, including the cash-out price, and called the shareholders meeting for May 12
- **May 12** — Banco Inter Shareholders Meeting: Banco Inter shareholders approved the reorganization and migration of Inter's primary listing to Nasdaq
- **May 17** — Inter announces 1Q2022 results
- **June 17** — Last Day of Trading on B3 for BIDI3, BIDI4 and BIDI11
- **June 20** — Closing of the corporate reorganization, Inter&Co BDR starts trading on B3 (ticker: INBR31)
- **June 23** — Inter&Co debuts in NASDAQ as "INTR"
- **August 15** — 2Q2022 Earnings Release

Transaction highlights:

1. Inter changed its primary listing venue from Brazil (B3) to the US (Nasdaq). Trading in Brazil continues through BDRs (Ticker INBR31).
2. **The transaction is expected to facilitate investment in Inter from US and Global funds**
3. **Inter's controlling shareholder holds non-listed Class B supervoting shares**

Listing: from Banco Inter S.A. (Bank) to Inter&Co (Holding)

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Classificação da Informação: RESTRITA

Classificação da Informação: RESTRITA 3 Frequently Asked Questions 1. Under which accounting GAAP will Inter&Co report its financial statements? Inter&Co will report its financial statements under IFRS on a quarterly basis 2. Will Banco Inter S.A. continue reporting quarterly financial statements? Yes, Banco Inter S.A. will continue to report its financial statements on a quarterly basis, as it will continue to be registered as a publicly-held company with the CVM for at least 12 months 3. What will be the reporting currency of Inter&Co? Inter & Co reporting currency is BRL, and its financial statements will be reported in BRL 4. When will Inter&Co report 2Q2022 results? Inter&Co 2Q2022 results will be announced in our investor relations website and submitted to the SEC on August 15, after market closing. Our earnings call will happen in the morning of August 16. Inter & Co will report its results and financial statements on a quarterly basis Financials/Accounting Questions

Frequently Asked Questions

Financials/Accounting Questions

5. What is the share count and Shareholder's Equity of Inter&Co?

Following closing of the reorganization, the aggregate issued shares of Inter & Co is 401,159,541 common shares, including 117,037,105 Class B common shares and 284,122,436 Class A common shares. The share ownership is as follows (also available at https://ri.bancointer.com.br/en/corporate-governance/ownership-breakdown/).

Shareholder	Class B Shares	Class A Shares	Total	% of Total Shares
Costellis (Controlling Group)[1]	117,037,105	–	117,037,105	29.2%
Hottaire[2]	–	16,500,000	16,500,000	4.1%
SBLA Holdings (Cayman) LP[3]	–	64,506,636	64,506,636	16.1%
Stone	–	16,829,073	16,829,073	4.2%
Others	–	186,286,727	186,286,727	46.4%
Total	**117,037,105**	**284,122,436**	**401,159,541**	**100.0%**

As of December 31, 2021, Inter&Co's Shareholder's Equity adjusted to reflect on a pro forma basis the effect of the closing of the reorganization, payment of the cash-out (~R$ 1.1 Bn) and issuance of the debentures by Inter Holding Financeira was approximately R$7,289 billion. This pro forma financial information does not reflect the impact of other events that occurred after December 31, 2021.

Notes: (1) Entity affiliated with our controlling shareholder Rubens Menin, (2) Entity affiliated with our board member José Felipe Diniz, (3) Entity affiliated with Softbank

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Classificação da Informação: RESTRITA 5 Frequently Asked Questions Corporate Reorganization 1. What is the breakdown of Class A Shares between shares held directly in the form of Class A shares and shares held in the form of BDRs? On June 23, 2022, from a total of 284,122,436 Class A Common Shares, (i) 110,436,544 were held directly in the form of Class A shares (including Class A shares held by Stone, Hottaire1 and SBLA2) and (ii) 173,685,892 are held as BDRs. The exact amount is varying as investors continue to convert in the days following June 23 opening trade. 2. For how long will Inter assume the cost of conversion from BDR to Class A shares? Inter&Co will assume this cost until July 22, 2022 3. How was the cash-out of the Corporate Reorganization financed? Inter&Co’s wholly owned subsidiary Inter Holding Financeira S.A. issued debentures in the amount of R$1.15bn, maturing on 12 months from issuance, at a rate of CDI + 1.95% Notes: (1) Entity affiliated with our board member José Felipe Diniz, (2) Entity affiliated with Softbank

Classificação da Informação: RESTRITA 6 Frequently Asked Questions Corporate Reorganization 4. What is the capital impact at Banco Inter S.A as result of the cash-out and its related R$1.1Bn financing? There is no immediate impact on regulatory capital at Banco Inter S.A. As described above, the cash-out was paid with the proceeds of debentures issued by Inter Holding Financeira S.A., the direct controlling shareholder of Banco Inter S.A., with no impact to Banco Inter S.A. At maturity of these debentures, we may (1) refinance these debentures with the proceeds of other debt instruments, (2) issue equity securities, or securities convertible into equity, of Inter & Co to repay these debentures, or (3) use cash distributed by Banco Inter S.A., whether as dividend, capital reduction or otherwise, to repay these debentures. The first two alternatives would not impact Banco Inter CET1, while the repayment of the debentures with distributions from Banco Inter may impact its CET1

Classificação da Informação: RESTRITA 7 This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities. Statements contained in this presentation may be forward-looking statements. These forward-looking statements may, among other things, include statements regarding the corporate reorganization involving Inter&Co; beliefs relating to value creation as a result of the corporate reorganization; benefits and synergies of the transaction; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter&Co. In some cases, terms such as "estimate", "project", "forecast", "plan", "believe", "may", "expect", "anticipate", "intend", "planned", "potential", "could", "will" and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter&Co.'s expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current results. Disclaimer